
June 8, 2023

Anders Opedal
Chief Executive Officer
Equinor ASA
Forusbeen 50, N-4035
Stavanger, Norway

>   **Re: Equinor ASA**
>   **Form 20-F for the Fiscal Year ended December 31, 2022**
>   **Filed March 23, 2023**
>   **File No. 001-15200**

Dear Anders Opedal:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2022

Financial Statements, page 60

1.   Given that you present basic and diluted earnings per share on your Consolidated Statement of Income on page 61, it appears that you should include the disclosures prescribed by paragraph 70 of IAS 33 in the notes to your financial statements.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Robert Babula, Staff Accountant, at (202) 551-3339 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation